Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 15, 2005

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 2

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2004, and amended on January 31, 2005.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated February 18, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the “Prospectus” or “Amendment No. 2”, as applicable).

The Company’s responses to the Staff’s comments are as follows:

General

1.	We note your pending requests for confidential treatment. We will review and provide comments on your request separately. Please resolve all comments before requesting acceleration of the effectiveness of this registration statement.

ExlService Holdings, Inc.

Response to Comment 1

The Company will resolve all comments to its request for confidential treatment before it requests acceleration of the effectiveness of the Registration Statement.

Summary

2.	We note your response to previous comment 7 and 8; however, the continued use of industry jargon in the first two paragraph of the summary to describe otherwise simple concepts is confusing to investors. For example, we note that in the second sentence of the first paragraph, you have not clearly defined the meaning of “outsourcing” and “business process outsourcing.” Please revise so that it is immediately clear that you essentially provide opportunities for companies to shift some of their operations, such as human resources and accounting, to a third party in an overseas location, primarily India. The terms you use in your definition such as “business process” and “business functions” are vague and not very useful in clearly identifying the services you actually provide to clients.

Response to Comment 2

The Company has revised the Prospectus as requested. See page 1 of the Prospectus.

3.	In that regard, we note that the last sentence in paragraph two remains abstract and saturated with industry jargon. For example, in the absence of a problem or question, the term “solution” is abstract and should be replaced by a more concrete term or terms. Instead of using the term “solution,” please replace the term with a brief description of your actual products and services. Also, how do you “develop processes,” and what are “business risk compliance services?” Please also avoid the use of terms such as “integrated business process outsourcing solutions,” and “large-scale processes” in the second paragraph and define their meaning in the text instead. Similarly, define “back-office processing” and “high-value solutions” on page 2.

Response to Comment 3

The Company has revised the Prospectus as requested. See pages 1 and 2 of the Prospectus.

4.	Please better explain the relevance of the terms “Six Sigma methodology” and “Kaizen Initiatives” which may not be readily apparent to investors. Similarly, please briefly describe what the “well known improvement techniques” are.

ExlService Holdings, Inc.

Response to Comment 4

The Company has revised the Prospectus as requested. See page 2 of the Prospectus. The Company confirms that the “well-known improvement techniques” are the Six Sigma and Kaizen techniques described in the Prospectus.

5.	Please note that the Comment Letter contained no Comment 5.

Our Business, page 1

6.	Please disclose the specific measurement you are using in concluding that you are a leading provider of offshore business process outsourcing solutions.

Response to Comment 6

The Company has revised the Prospectus as requested. See page 1 of the Prospectus.

7.	In your response to previous comment 14, confirm our understanding that the number of employees specified at the particular dates do not include employees that have previously left your employment and returned at a later date.

Response to Comment 7

The Company confirms that the number of employees provided in the Prospectus at December 31, 2004 and at December 31, 2002 do not include employees that previously left the Company’s employment.

8.	Where you discuss the fact that the majority of the contracts in which you enter into are from three to seven years in length, please also disclose the portion of your revenues tied to contracts that are set to expire within the next year.

Response to Comment 8

The Company has revised the Prospectus as requested. See pages 2, 30 and 55 of the Prospectus.

Competitive Strengths, page 2

9.	In your response to previous comment 17, we note that revenue from the “other clients” represented 47.8% of your total revenue for the period ended September 30, 2004 and that these “other clients” can terminate your contracts without cause during the “initial term.” Please disclose the initial term dates for your “other clients.” We note also that in the aggregate, the revenue derived from your other clients is significant and that the termination of a bulk of those contracts without cause could materially impact the predictability of your revenue stream.

ExlService Holdings, Inc.

Response to Comment 9

The Company has revised the Prospectus as requested. See page 2 of the Prospectus.

Risk Factors, page 5

10.	Please briefly list the most material risk factors in the summary section rather than including only a cross-reference to the “Risk Factors” section of the prospectus.

Response to Comment 10

The Company has revised the Prospectus as requested. See page 5 of the Prospectus.

Risk Factors

We have a limited number of clients…page10

11.	Reconcile your disclosure on page 10 relating to the November 2005 initial term expiration date of your agreement with Dell with the disclosure on page 2 stating that the expiration of the initial term dates with your two largest customers (one of which is Dell) expire no sooner than 2007. Also, clarify on page two whether Dell can terminate the agreement with 30 days notice at any time before and after the initial term date.

Response to Comment 11

The Company has revised the Prospectus as requested. See pages 2 and 10 of the Prospectus.

We have a long selling cycle…page 11

12.	We note your response to previous comment 31. The language you have added in revision to this comment tends to mitigate the risk you are presenting and should be removed.

Response to Comment 12

The Company has revised the Prospectus as requested. Please see page 11 of the Prospectus.

We may fail to attract and retain…page 13

ExlService Holdings, Inc.

13.	We note your response to previous comment 35, however, you have not indicated how much your cost of revenues have increased nor have you quantified the impact of the high turnover rate on your profit margins for the most recent period. We reissue the comment.

Response to Comment 13

The Company has revised the Prospectus as requested. See page 13 of the Prospectus.

Substantial future sales of shares of our common stock…page 20

14.	In response to previous comment 46, state that the lock-up agreement may be waived at any time at the underwriter’s sole discretion and provide the factors listed in your response as examples of circumstances under which the agreements may be waived.

Response to Comment 14

The Company respectfully disagrees with the Staff and believes that the change suggested by the Staff in comment 14 is not necessary. The Company notes, as an initial matter, that the suggested disclosure has not been included in numerous other offerings that had identical lock-up waiver provisions. The Company has also been advised by the underwriters that retention of discretion to waive lock-up provisions is a widespread and long-standing market practice and that they are unaware of transactions in which the suggested disclosure has been included.

The underwriters’ right to waive the lock-up is discussed in the sections of the prospectus entitled “Underwriting” and “Shares Available for Future Sale,” and the Company believes that this right does not present a material risk to investors that merits discussion under “Risk Factors” in light of the very reasons for which lock-up provisions are required by underwriters. These provisions reflect the underwriters’ interest in assuring an orderly secondary market for the offered shares, not only because they intermediate the original offering, but also because they subsequently generally make a two-way market in the shares offered. An unexpected follow-on offering of shares by an issuer or other significant holders that is effected in an unmanaged fashion could adversely affect trading markets for the shares originally offered. In the case of an initial public offering, the need for an orderly market is especially important and redounds to the benefit of both the newly-public company, as well as the original and potential investors in the shares offered. The interests of the underwriters are thus aligned with those of the original purchasers. The Company believes that the practice of not including the Staff’s suggested disclosure derives from this fact – the right to waive a lock-up is not a risk to holders, since the fundamental predicate for its exercise is the underwriters’ judgment that additional liquidity will not undermine the trading market for the shares.

ExlService Holdings, Inc.

Use of Proceeds – Page 23

15.	We note your response to previous comment 49. Please tell us why you have not allocated a portion of proceeds to pay for the facility you are contractually committed to acquire by September of 2005. Please revise to include the estimated amounts intended to be used for this purpose.

Response to Comment 15

The Company does not intend to use any of the proceeds from the offering to fund the facility that it is contractually committed to acquire by September 2005. Instead, the Company intends to fund that facility using cash flows generated from operations, as disclosed on page 40 of the Prospectus. Accordingly, the Company has not allocated any portion of the proceeds from the offering to fund this facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

16.	We have reviewed your revisions in response to prior comment 54; however, we re-issue the comment. Please include a more robust explanation for the 126.8 percent increase in revenues from the nine months ended September 30, 2003 to the nine months ended September 30, 2004. It appears that the increase in the number of new clients did not have material effect on this increase. In light of the fact that your revenues are largely predictable as a result of the long-term nature of your agreements, it is not clear what caused the large increase presented here.

Response to Comment 16

The Company has revised the Prospectus as requested. See page 36 of the Prospectus.

Principal Stockholders—Page 75

Termination of Stockholder Agreement

17.	We note your response to previous comment 62. Do the indemnification provisions discussed in Section 8(d)-(f) of the Supplemental Stockholder Agreement dated December 3, 2004 extend indemnification protection to any of your directors and executive officers beyond that which you have provided and disclosed on page II-1 of your originally filed registration statement? If so, please discuss the differences in your document. We note that the Stockholder Agreement indemnifies the purchasers, as well as any partners, members, directors, officers, affiliates, legal counsel and each person who controls the purchasers, and that some of your officer and directors serve as partners to the purchasers.

ExlService Holdings, Inc.

Response to Comment 17

The Company confirms that the indemnification provisions contained in the Supplemental Stockholder Agreement do not extend the indemnification of the Company’s directors and officers beyond the indemnification provisions described in Part II of the Company’s originally filed registration statement. The indemnification obligations contained in the Supplemental Stockholder Agreement flow to TCV V, L.P. and TCV V Member Fund, L.P. (the “TCV Entities”) and certain of their related parties. None of the Company’s officers or directors are affiliated with or employed by the TCV Entities.

Underwriting

18.	Please supplementally confirm that the i-Deal materials have not changed since you obtained clearance from the Office of Chief Counsel.

Response to Comment 18

Citigroup Global Markets Inc. has informed the Company that the i-Deal materials have not changed since Citigroup Global Markets Inc. received clearance from the Office of Chief Counsel.

19.	Supplementally tell us who falls within the category of “friends and family” of directors. For example, are Oak Hill Partners and FTV Ventures parties that may participate in the directed share program as “friends and family members?” We note that some of your directors are partners with Oak Hill and FTV Ventures.

Response to Comment 19

The Company supplementally advises the Staff that except for Messrs. Talwar and Kapoor, none of the Company’s directors will be inviting “friends and family” members to participate in the Company’s directed share program. In addition, Oak Hill Partners and FT Ventures will not be participating in the directed share program. Messrs. Talwar and Kapoor have indicated to the Company that they expect to invite only social acquaintances, relatives and personal friends to participate in the Company’s directed share program.

Note 1-Organization, Basis of Presentation and Business Combinations

20.	We note your response to comment 71, however, your disclosure indicates that Conseco’s waiver of $11 million in advances to the Company, as well as Conseco’s $1 million contribution to the Company were “key transactions” of the acquisition. Please explain to us in further detail the

ExlService Holdings, Inc.

timing of these transactions as they appear to have occurred in contemplation of the acquisition and provide us with more substantive reasons why you do not believe they should be factored into your purchase price calculation. Refer to paragraphs 44 and 45 of SFAS No. 141.

Response to Comment 20

The Company supplementally advises the Staff that as of November 14, 2002, Exl Inc had received advances aggregating $12 million from its parent, Conseco. However, prior to the acquisition of Exl Inc by Exl Holdings it was known by both parties that these advances would not have to be repaid nor would the Company have to perform any services to earn this money. The $12 million did not represent a legal obligation assumed by the acquiring corporation. Accordingly, such advances were recorded as capital contributions by the predecessor entity.

The Company recorded the acquisition in accordance with paragraphs 44 and 45 of SFAS No. 141. The liability to Conseco was not assumed by the Company. The sum of the amounts assigned to assets acquired and liabilities assumed exceeded the cost of the acquired entity (excess over cost or excess) and that excess was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired non-current assets. The excess that remained after reducing to zero the amounts that otherwise would have been assigned to those assets was recognized as an extraordinary gain.

Note 3 – Restatement

21.	Related to prior comment 75, please supplementally explain the nature of the services provided by Oak Hill. Specifically, tell us whether the amounts due to Oak Hill were contractually based or determined in some other manner. In addition, please clarify the facts and circumstances that resulted in the error and how the error was detected. Finally, please explain why you had disclosed the change as a renegotiation in your prior filing instead of as an error.

Response to Comment 21

The Company supplementally advises the Staff that the $500,000 fee paid by the Company to Oak Hill was a fee paid in connection with the acquisition of Exl Inc. and its subsidiaries from Conseco in 2002 (the “Acquisition”). The fee represented compensation for the work performed by Oak Hill in structuring and providing other

ExlService Holdings, Inc.

advisory services to the Company in connection with the Acquisition. The fee amount was originally set at $1 million at the onset of the negotiations for the Acquisition. During the course of the negotiations and as the terms of the Acquisition were being finalized, this deal fee amount was renegotiated down in 2002 and finally agreed to at $500,000 based on the final terms of the Acquisition. The Company had however initially recorded the fee at $1 million in its accounts and did not reduce it to the correct amount in 2002. This error was discovered by the Company in 2003 during its financial statement closing process when it began to analyze certain balance sheet accounts. The Company noted that a liability remained on the books for $500,000 that was not actually owed.

Note 7 – Capital Structure

22.	In your response to comment 76, you indicate that mandatory redemption events include “if either or both Vikram Talwar or Rohit Kapoor resign from or are terminated or are otherwise no longer employed by the Company or any of its subsidiaries for any reason.” These appear to be events that are certain to occur and would require classification as a liability in accordance with paragraphs 9 and A6 of SFAS No. 150. Please advise.

Response to Comment 22

The Company supplementally advises the Staff that it has reviewed paragraph A6 of SFAS No. 150 which states that “an entity may issue shares of stock that are required to be redeemed upon the death of the holder for a proportionate share of the book value of the entity. The death of the holder is an event that is certain to occur. Therefore, the stock is classified as a liability.” Based on its interpretation of this paragraph and discussions with the Staff, the Company concurs that one of the mandatory redemption features that states “if either or both Vikram Talwar or Rohit Kapoor resign from or are terminated or otherwise no longer employed by the Company or any of its subsidiaries for any reason” is an event certain to occur.

The Company has therefore classified the preferred stock as a liability in its balance sheets and beginning July 1, 2003 it has classified dividends on the redeemable preferred stock and accretion of issuance costs as interest expense – redeemable preferred stock in its statement of operations.

*  *  *  *

ExlService Holdings, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont Valérie M. Demont

cc:	Vikram Talwar, ExlService Holdings, Inc.
Rohit Kapoor, ExlService Holdings, Inc.
Amit Shashank, ExlService Holdings, Inc.
John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP
Vishal Bakshi, Goldman, Sachs & Co.
David Goldstein, Citigroup Global Markets Inc.
Kapil Jain, Ernst & Young, LLP